ENGINEERING SERVICES AGREEMENT

THIS AGREEMENT is made this 22nd day of March 2022 BETWEEN:

Frontieras North America	Job Industrial Services, Inc.
A Wyoming Corporation	A Utah Corporation
(hereinafter "Client")	(hereinafter "Contractor" or "Consultant")
7968 E Via Costa	2480 South 3850 West, Suite D
Scottsdale, AZ 85258	Salt Lake City, Utah 84120

WHEREAS the Client wishes the Contractor (including as needed its subsidiaries, affiliates and related companies) to provide various services from time to time, as authorized by the Client and accepted by the Contractor, each authorized scope of services being identified herein as the "Project".

IT IS HEREBY AGREED THAT:

1. Definitions

1.1 As used in this Agreement:

(a) "this Agreement" shall mean and include this document, any Authorization for Services ("Authorization") and the attachments thereto, and any amendments made in accordance with the provisions herein.

(b) "force majeure" shall mean all conditions beyond the reasonable control of the Contractor which prevent or hinder the carrying out of its obligations hereunder, including but not limited to acts of God or the public enemy, acts of the government of the United States or the individual states, acts ofany foreign country, strikes, lock-outs, disturbances, disorders, riots, civil commotion, malicious damage, war conditions, hostilities, terrorism, blockades, embargoes, boycotts, sabotage, plagues, epidemics, earthquakes, landslides, floods, fires, storms, tempests, torrents or unusually severe weather; and/or conditions caused by the Client or its representatives, including suspension in whole or in part of any Project, failure of the Client to provide necessary information in a timely manner, or acts of other contractors or subcontractors of Client.

(c) "Services" shall mean the engineering, construction, procurement, design and or project management services to be provided for each Project hereunder as set out in each Authorization for Services executed by the parties. Such services will be for the end user, Client of Contractor.

(d) "in writing" or "written" shall include any communication sent by first class mail, by delivery services, by facsimile transmission with written confirmation, or by electronic mail with written confirmation.

(e) the expressions "Client", "Contractor", "Authorization" and "Project" shall have the meanings previously stated herein.

(f) the word "Project" shall mean any organized unit of work in which scope, schedule, cost, and deliverables are specifically defined.

1.2 The headings in this Agreement are for guidance only and shall not affect construction.

2. Effective Date and Commencement of Services

This Agreement shall be effective immediately after signature by both parties hereto. After the effective date of this Agreement, the Contractor shall commence the Services within a reasonable time of receipt from the Client of each Authorization for Services, including the applicable Attachments, and subject to the following:

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(a) the Client meeting any conditions precedent required in Attachment C.

3. Performance of Services

The Contractor shall, subject to the provisions of this Agreement and to timely receipt of all data, information, approvals, site access or other information or assistance to be provided by the Client pursuant to Attachment C herein, carry out and complete the Services required under each Authorization. The Contractor' s Services are limited only to the Services described in each Authorization and related Attachment A (or acceptable substitute), or subsequent Authorizations under Clause 4 herein. Where the Contractor has deemed a particular service needed or advisable, the Contractor has so advised the Client, and the Client has confirmed that such services are not included, except as described in each Authorization, or that the Client has made or will make alternate arrangements to obtain the excluded services from a source other than the Contractor. In consideration of the carrying out of such Services, the Contractor shall be compensated and reimbursed in accordance with the terms of each Attachment B.

4. Additional Services

In the event that the Client requests in writing that the Contractor provide services in addition to the Services described in any Authorization, the Contractor shall, subject to acceptance by the Contractor, provide such additional services as may be authorized by the Client by written amendment to the Authorization for Services or by issuance of an additional Authorization. The Contractor shall be compensated by the Client for the additional services in accordance with the rates in Attachment B thereto; provided that the Contractor shall have the right to modify its rates on an annual basis by providing written notice of the rate changes to the Client, and the Attachment B shall be modified to reflect the new rates for any additional services.

5. Payment Terms

5.1 The Contractor will invoice the Client as agreed in the Attachment B to each Authorization. The Client agrees to pay each invoice within thirty (30) days of receipt unless the Client notifies the Contractor within ten (10) days of receipt that any portion is in dispute, and the Client will timely pay the portion not in dispute. The parties will immediately make every effort to settle the disputed portion of the invoice.

5.2 The Client shall at all times during the course of each Project and for two (2) years after its substantial completion have the right, upon reasonable notice and terms, to inspect the Contractor's records or request copies of documentation used by the Contractor in the preparation of invoices and performance of the Services, to the extent necessary to verify the accuracy of the Contractor's invoices; provided that this right shall not apply to the Contractor's fixed fees or lump sum billing. If the Contractor provides copies to the Client, the Contractor will be reimbursed by the Client for the actual costs incurred for such audit.

6. Liability and Indemnity

6.1 The Contractor shall perform its Services in a manner consistent with that degree of care and skill ordinarily exercised by members of the profession currently practicing under similar circumstances in the same locale. No other warranty, express or implied, is made or intended related to the services provided. The parties to this Agreement shall only be liable for their own negligent acts or omissions and assumes no liability for the acts or omissions of the other party or any other third party entity.

6.2 The Contractor shall have no liability for any failure or delay in the Services or any part thereof resulting from force majeure. If any portion(s) of the Services can continue during the force majeure event, the Client shall continue to pay the Contractor for the Services provided in accordance with the terms herein.

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6.3 No liability is accepted by the Contractor:

(a) for any failure or delay in providing the Services attributable to a breach by the Client of its obligations under Clause 2(b) herein and/or any Attachment C;

(b) for any use of documents otherwise than as licensed under Clause 9.2 herein;

(c) to the extent allowed by applicable law, for any part of the Services on or after the first anniversary of the completion of that part of the Services.

6.4 Intentionally Omitted

6.5 Subject to the foregoing provisions, the Contractor agrees, to the fullest extent permitted by law, to indemnify and hold harmless the Client, its officers, directors, employees and agents from and against any liabilities, damages and costs (including reasonable attorney's fees and costs of defense) arising out of the death or bodily injury to any person or the destruction or damage to any property, to the extent caused, during the performance of Services under this Agreement, by the negligent acts, errors and omissions of the Contractor. The Client agrees, to the fullest extent permitted by law, to indemnify and hold harmless the Contractor, its officers, directors, employees and agents from any liabilities, damages and costs (including reasonable attorney's fees and costs of defense) to the extent caused by the negligent acts, errors or omissions of the Client or Client's other contractors.

6.6 Nothing in this Agreement confers or is intended to confer any benefit or right to enforce any term of this Agreement, or any other cause of action, on any third party. Services provided under this Agreement are solely for the benefit of the Client.

7. Insurance

7.1 The Contractor shall maintain the following schedule of insurance by type and amount:

(a) Workers Compensation: Statutory Limits Employers Liability: $1,000,000 each accident or disease

(b) Commercial General Liability; $2,000,000 per occurrence/$2,000,000 aggregate

(c) Automobile Liability: $1,000,000 combined single limit

(d) Excess Liability: $4,000,000

(e) Professional Liability: $1,000,000 per claim, $2,000,000 aggregate

7.2 The Contractor will provide a certificate of insurance to the Client upon request.

8. Dispute Resolution

If a dispute arises out of or relates to this Agreement or its breach, and if the dispute cannot be settled through direct discussions, the parties agree that prior to the filing of any legal action, they will first endeavor to settle the dispute in an amicable manner by non-binding mediation, using a certified mediator or certified mediation service. Failure ofthe parties to resolve the dispute through mediation shall in no way remove the right of either party to pursue any legal action or recourse.

9. Intellectual Property

9.1 The Services provided by Contractor is work for hire. Any patented or otherwise legally protectable invention, process, discovery, technique, know-how or method belonging to and used by the Contractor for the benefit of the Client in connection with this Agreement shall remain and be the property of the Contractor. Contractor will not disclose or use drawings, specifications or plans showing the equipment, materials or software installed in Client's facilities in connection with work or service to others.

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9.2 The copyright and other intellectual property rights in all documents (including any drawings, maps or computer programs) prepared or compiled by the Contractor hereunder shall remain vested in the Contractor; however, the Client shall have a royalty free license to use such of those documents as are supplied hereunder for those purposes for which the same were prepared for the intended Project.

10. Confidentiality

10.1 Any confidential information, including proprietary information, exchanged between the Client and the Contractor in connection with this Agreement shall be kept confidential by the recipient, except to the extent that such information must be communicated (a) to third parties in connection with the performance of this Agreement; (b) as required by governmental agencies or otherwise required by law; (c) as required for financial, insurance or tax audits, subject to a confidentiality agreement with the auditor; or (d) as may be authorized in writing by the party from whom that information originated. This provision shall not apply in the event that the information is or becomes part of the public domain other than by breach of the parties, or was known to the other party prior to the making of the proposal for the Project. This obligation shall survive suspension, termination or expiration of this Agreement.

10.2 Unless otherwise directed by the Client, the Contractor shall have the right to disclose the Client's name and a general description ofthe type of services provided for marketing and reference purposes only. Detailed information concerning the services will not be disclosed without the Client's prior approval.

11. Expiration

This Agreement shall continue in force and effect until all Services authorized under this Agreement are completed and payment therefor has been received in full by the Contractor, unless this Agreement has been previously terminated as provided in Clause 12.

12. Suspension and Termination

12.1 This Agreement may be terminated:

(a) by either party giving thirty (30) days written notice to the other party;

(b) immediately by the Client giving notice in writing to the Contractor, provided that (i) the Client has previously given written notice to the Contractor of the need to correct a breach of a material obligation under this Agreement, which notice provided sufficient detail to allow the Contractor to identify and correct the breach, and (ii) the Contractor has failed to take reasonable steps to remedy such breach within thirty days of receipt by the Contractor of the initial written notice from the Client; or

(c) immediately by the Contractor giving notice in writing to the Client if the Client (i) fails to make any payment which it is obligated to make hereunder within thirty (30) days of the due date for payment or (ii) fails to discharge any other material obligation, whether stated in this Agreement or reasonably required for the Contractor's performance of its Services, within thirty (30) days of receipt of written notice from the Contractor requiring the Client to perform or complete that obligation.

12.2 Payment to the Contractor in the event of termination under this Clause shall include:

(a) payments due for any and all Services carried out up to and including the date of termination;

(b) payments due for periods during which, because of force majeure caused by the Client or its contractors, the Contractor is unable either in whole or in part to provide the Services but is willing and available to provide the same;

(c) costs of any non-cancelable commitments entered into by the Contractor on the assumption that all Services authorized under this Agreement would be completed; and

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(d) except in a case of termination under Clause 12.l(b) herein, a reasonable termination charge including demobilization costs and other expenses incurred by Contractor in terminating the Services.

12.3 No expiration or termination of this Agreement shall prejudice the accrued rights or liabilities of either party to this Agreement

12.4 The Client may, by written notice to the Contractor, temporarily suspend all or any portion of the Services for a reasonable period of time. The Client shall notify the Contractor in writing when the Services should be recommenced, and the Contractor shall have a reasonable time thereafter to recommence the Services. The Client will be responsible for any reasonable costs and expenses incurred by the Contractor due to suspension or recommencement of the work, in addition to the amount authorized under the applicable Attachment B.

12.5 All notices required under this Clause shall be made to the address of the principal office of each party and shall be directed to the attention of the Legal Department of the Contractor and to the Client representative at the address indicated in this Agreement.

13. Assignment and Sub-Contracting

13.1 Neither party shall, without the written consent of the other party, have the right to assign its rights, benefits or obligations under this Agreement, or any part thereof; provided that this prohibition shall not apply to any assignment by the Contractor resulting from or made in connection with any merger or other reorganization within the related or affiliated group of companies of which the Contractor is a member.

13.2 Except as may be proposed by the Contractor and accepted by the Client in any Authorization or any subsequent amendment for additional services under Clause 4 herein, the Contractor shall not subcontract the Services or any part thereof without the prior consent of the Client, which shall not be unreasonably withheld; provided that this prohibition shall not apply to any subcontracting by the Contractor to any other company within the related or affiliated group of companies of which the Contractor is a member. Any such subcontracting must be under terms no less favorable to Client and include similar Insurance and Indemnification provisions.

14. Job Safety

14.1 The Contractor will be responsible only for its activity and that of its employees and subcontractors at any job site (if applicable). Neither the professional activities of the Contractor, nor the presence of the Contractor or its employees or subcontractors at a work site, shall relieve the Client or its contractor(s) of their obligations, duties and responsibilities including, but not limited to, construction means, methods, sequence techniques or procedures necessary for performing, superintending and coordinating the Contractor's work in accordance with its applicable contract documents and any health and safety requirements of the Client and regulatory agencies. The Contractor and its personnel have no authority to exercise any control over the Client, its contractor(s) or their employees or subcontractors in connection with their work or any health and safety programs or procedures; however, the Contractor reserves the right to report to the Client any unsafe condition observed at the site without altering the foregoing. Contractor agrees to participate in any third party safety verification services that may be required by the end client (for example, such services may include ISNetworld, Avetta or Browz but this list is not inclusive) and will adhere to agreed upon site specific safety rules of the end client.

14.2 Access to the Client job sites may require Contractor to provide information with respect to its personnel needing access. This information may include verification of Background Checks-which could include any or all of the following: State Criminal, Federal Criminal, Terrorist Watch List, Driving Record, or Drug Testing. The requirements will be Client specific.

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15. Independent Contractor

Unless an agency relationship is otherwise agreed to in an Authorization for Services and/or Attachment A, the Contractor and its personnel assigned to provide the Services under this Agreement will at all times be an independent Contractor having control over the details and perfonnance of the Services and shall not be an agent or employee of the Client.

16. Entire Agreement and Priority of Documents

The terms of the agreement between the Client and the Contractor are contained solely in this Agreement and all previous understandings and agreements, written or otherwise, between the parties relating to the subject matter herein are hereby superseded. In the event of any ambiguities, discrepancies or contradictions between the several documents forming this Agreement, the terms of this document shall take precedence, except to the extent that the parties expressly agree to vary the terms as provided herein. If the Client issues a purchase order or similar document relative to the Services in addition to or in place of an Authorization for Services, the provisions of this Agreement shall take precedence over any terms and conditions contained within or attached to the purchase order or other Client documentation.

17. Miscellaneous Provisions

17.1 Notices- Any notice or other communication to be made pursuant to the terms and conditions of this Agreement shall be in writing and shall be sufficiently made if sent by first class mail, delivery service, facsimile with written confirmation, electronic mail with written confirmation, or by delivering the same by hand to the aforesaid address of the other party.

17.2. Language, Weights and Measures- All written communications between the parties and all documents supplied shall be in the English language, and all calculations will be based on the U.S. Customary System of weights and measures, unless otherwise agreed upon by the parties in the Authorization or Attachment A.

17.3. Amendments- No amendments to the terms of this Agreement shall be made except by agreement in writing between the parties.

17.4. Law- The construction, validity and performance of this Agreement shall be governed by and construed under the laws of the state of Utah, and for all matters arising under, out of or in connection with this Agreement, the parties shall submit to the exclusive jurisdiction of the courts of the state of Texas.

17.5. Severability- The various provisions herein shall be deemed to be separate and severable, and the invalidity of any of them shall in no manner affect or impair the validity or enforcement of the remaining provisions. Any provision held to be void or unenforceable shall be reformed to replace the provision with a valid and enforceable provision which expresses the original intention of the parties as closely as possible.

17.6 Consequential Damages- Notwithstanding anything to the contrary elsewhere in any Purchase Order, Work Request etc. provided by Client, or provided for under any applicable Law, no party shall, in any event, be liable to any other Person, either in contract or in tort, for any consequential, incidental, indirect, special or punitive damages of such other Person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof, whether or not the possibility of such damages has been disclosed to the other party in advance or could have been reasonably foreseen by such other party.

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This Agreement is effective on the day and year first above written.

FOR CLIENT:	FOR CONTRACTOR:

/s/ Joseph Witherspoon	/s/ Steve Wendel
Signature	Signature

Chief Technology Officer	President/COO
Title	Title

3/22/2022	3/22/2022
Date Executed	Date Executed

Address for Notices:	Address for Notices:

Frontieras North America Attn: Joseph A. Witherspoon 7968 E Via Costa Scottsdale, AZ 85258 joe.witherspoon@frontieras.com	Job Industrial Services, Inc. Attn: Scott W. Stenberg 2480 South 3850 West, Suite D Salt Lake City, UT 84120 sstenberg@jobindustrial.com

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AUTHORIZATION FOR SERVICES

NO. 001

Pursuant to the terms of the Agreement between Frontieras North America (CLIENT) and Job Industrial Service, Inc. (CONTRACTOR), effective the _ th day of March 2022, Client authorizes, and Contractor agrees to provide the services described in Attachment A hereto. Client agrees to compensate Contractor based on Attachment B hereto. If applicable, Attachment C includes any requirements of Client prior to Contractor commencing the services.

All services provided under this Authorization shall be subject to the terms of the Agreement unless otherwise noted below:

FOR CLIENT:	FOR CONTRACTOR:

/s/ Joseph Witherspoon	/s/ Steve Wendel
Signature	Signature

Chief Technology Officer	President/COO
Title	Title

3/22/2022	3/22/2022
Date Executed	Date Executed

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ATTACHMENT A

Scope of Contractor's Services

All work under this contract relates to Engineering assignments that may be offered to Contractor to perform.

SERVICES:

  Services include:
    Engineering, Design and Automation Engineering Support as requested by Client and agreed by Contractor with back office administrative support as required
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ATTACHMENT B

Compensation and Reimbursement of the Contractor

Contractor will be paid within 30 days of receipt of a properly accepted invoice per the current rates provided to Client by Contractor. Rates will not be increased greater than adjusted cost of living increases per published federal indexes. Contractor can invoice on a weekly basis for services provided and accepted.

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ATTACHMENT C

Data, Information, Assistance, Site Access and Approvals

(including any conditions precedent) to be

provided or obtained by the Client

For the scope and deliverables identified under Attachment A of this agreement, Client will provide background information as required for Contractor to utilize for Engineering and Automation Engineering Support efforts.

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